Exhibit 99.1

Westport Named One of 50 Most Socially Responsible Companies in Canada

June 19, 2009

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT/ Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, has been named one of Canada’s “50 Most Socially Responsible Corporations” by Jantzi Research in partnership with Maclean’s magazine. The Jantzi-Maclean’s Corporate Responsibility Report appears in the June 22, 2009 issue of Maclean’s magazine.

Jantzi Research is an independent investment research firm focussing on the environmental, social and governance performance of securities. Jantzi created a social index, among others, on which Westport has been listed since 2000.

“The transition to a low-carbon economy requires vision and new ideas that move us beyond business as usual,” said David Demers, Westport’s CEO.  “As a clean-technology leader, we are honoured to be named one of the 50 Most Socially Responsible Companies in Canada. While the environmental benefits of our products are clear, this recognition is particularly rewarding given its emphasis on our ongoing efforts to do business in a sustainable and responsible manner.”

To view Westport’s full report containing social performance, please see our 2009 Sustainability Report posted on our website at www.westport.com/sustainability.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport’s joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts.  www.westport.com

Note: This document contains forward-looking statements about Westport’s business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control and are discussed in Westport’s most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com